Exhibit 99.8

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2016, prepared in compliance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Revenues	16,550	15,902	13,411	62,441	53,319
Cost of sales(1)	10,262	9,990	8,174	39,098	32,883
Gross profit	6,288	5,912	5,237	23,343	20,436
Selling and marketing expenses	909	859	736	3,431	2,941
Administrative expenses	1,159	1,094	1,052	4,292	3,663
Operating profit	4,220	3,959	3,449	15,620	13,832
Other income, net	772	802	881	3,125	3,427
Share in associate's profit /(loss)	(1)	–	(1)	(3)	(1)
Profit before income taxes	4,991	4,761	4,329	18,742	17,258
Income tax expense	1,394	1,296	1,232	5,251	4,929
Net profit	3,597	3,465	3,097	13,491	12,329
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	572	1,144	572
Share premium, retained earnings and other components of equity	60,635	54,191	54,191	60,635	54,191
Earnings per share (par value 5/- each) (2)
Basic	15.74	15.16	13.55	59.03	53.94
Diluted	15.74	15.16	13.55	59.02	53.94

(1)	Includes Depreciation and amortization expense of 419 crore and 1,459 crore for the quarter ended and year ended March 31, 2016
(2)	adjusted for bonus issues wherever applicable

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2016 have been taken on record by the Board of Directors at its meeting held on April 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	On November 6, 2015, the Securities and Exchange Board of India (SEBI) relaxed the requirements of Regulations 33(1)(c) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the quarter ending December 31, 2015 and quarter and financial year ending March 31, 2016 for all such listed entities which had exercised the option of preparing consolidated financial statements under IFRS for the earlier quarters of FY 2015-16. The company had earlier availed the option of publishing consolidated financial results under IFRS as per the press release issued by SEBI on November 9, 2009 and continues to do so for the quarter ending March 31, 2016 pursuant to the relaxation provided by the aforesaid November 6, 2015 circular.

3.	i)	The shareholders of the company have approved, through postal ballot, the reappointment of Prof. Jeffrey S. Lehman with effect from April 14, 2016 to April 13, 2018.
	ii)	The shareholders of the company have approved, through postal ballot, the appointment of Dr. Punita Kumar-Sinha up to January 13, 2021.

4.	Vide postal ballot, the shareholders of the company have approved the reappointment and remuneration of Dr. Vishal Sikka, CEO and Managing Director with effect from April 1, 2016 to March 31, 2021.

5.	Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are currently held by Infosys Limited Employees Welfare Trust towards the 2011 RSU Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

6.	Information on dividends for the quarter and year ended March 31, 2016

An interim dividend of 10/- (par value 5/- each) per equity share was declared on October 12, 2015 and paid on October 21, 2015. The interim dividend declared in the previous year was 30/- (not adjusted for bonus issues) per equity share. The Board of Directors recommended a final dividend of 14.25 per equity share for the financial year ended March 31, 2016. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, being held on June 18, 2016. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 11, 2016.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	10.00	30.00(1)
Final dividend	14.25	–	29.50(2)	14.25	29.50(2)

(1)	not adjusted for bonus issues on December 3, 2014 and June 17, 2015
(2)	not adjusted for bonus issue on June 17, 2015

7. Other information

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Staff costs	9,024	8,772	7,319	34,406	29,742
Items exceeding 10% of aggregate expenditure	–	–	–	–	–

8. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Revenues	14,158	13,562	11,926	53,983	47,300
Profit before exceptional item and tax	4,712	4,376	4,170	17,657	16,386
Profit on transfer of business*	–	–	–	3,036	412
Profit before tax	4,712	4,376	4,170	20,693	16,798
Profit for the period	3,399	3,183	3,024	15,786	12,164

*	Exceptional item pertains to profit on transfer of business to EdgeVerve Systems Limited, a wholly owned subsidiary.

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited financial statements as stated.

9. Consolidated statement of Assets and Liabilities (IFRS Consolidated – Audited)

(in crore)

Particulars	As at
	March 31, 2016	March 31, 2015
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	1,144	572
Reserves and surplus	60,635	54,191
Sub-total- Shareholders' Fund	61,779	54,763

Minority interests	–	–
Non-current liabilities
Deferred tax liabilities (net)	256	160
Other long-term liabilities	115	46
Sub-total: Non-current liabilities	371	206
Current liabilities
Trade payables	386	140
Other current liabilities	12,341	10,765
Short-term provisions	512	478
Sub-total- Current liabilities	13,239	11,383
TOTAL - EQUITY AND LIABILITIES	75,389	66,352
ASSETS
Non-current assets
Fixed assets	11,515	9,763
Goodwill	3,764	3,091
Non-current investments	1,914	1,438
Deferred tax assets (net)	536	537
Other non-current assets	5,965	4,327
Sub-total- Non-current assets	23,694	19,156
Current assets
Current investments	75	874
Trade receivables	11,330	9,713
Cash and cash equivalents	32,697	30,367
Other current assets	7,593	6,242
Sub-total Current assets	51,695	47,196
TOTAL - ASSETS	75,389	66,352

The above disclosure is in compliance with Regulation 33(3) (f) read with Annexure IX of circular CIR/CFD/CMD/15/2015 dated November 30, 2015 issued by SEBI in this regard. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at March 31, 2016.

10. Segment reporting (IFRS Consolidated – Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Revenue by business segment
Financial Services (FS)	4,522	4,377	3,628	17,024	14,394
Manufacturing (MFG)	1,748	1,756	1,522	6,948	6,172
Energy & utilities, Communication and Services (ECS)	3,635	3,410	2,926	13,547	12,005
Retail, Consumer packaged goods and Logistics (RCL)	2,727	2,576	2,219	10,226	8,864
Life Sciences, Healthcare and Insurance (HILIFE)	2,083	2,102	1,720	8,090	6,702
Hi-Tech	1,327	1,198	1,056	4,891	3,918
All other segments	508	483	340	1,715	1,264
Total	16,550	15,902	13,411	62,441	53,319
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	16,550	15,902	13,411	62,441	53,319
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,249	1,250	1,096	4,839	4,262
Manufacturing (MFG)	426	425	331	1,560	1,406
Energy & utilities, Communication and Services (ECS)	1,108	969	844	4,029	3,608
Retail, Consumer packaged goods and Logistics (RCL)	767	699	669	2,840	2,678
Life Sciences, Healthcare and Insurance (HILIFE)	626	581	465	2,265	1,883
HiTech	364	314	266	1,301	1,045
All other segments	105	95	61	259	19
Total	4,645	4,333	3,732	17,093	14,901
Less: Other unallocable expenditure	425	374	283	1,473	1,069
Add: Unallocable other income	772	802	881	3,125	3,427
Add: Share in Associate's profit / (loss)	(1)	–	(1)	(3)	(1)
Profit before tax and non-controlling interests	4,991	4,761	4,329	18,742	17,258

Notes on segment information

Business segments

During the quarter ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight consequent to which,the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Further, Infosys Public Services is also being reviewed seperately by the Chief Operating Decision maker. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
April 15, 2016	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2016, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Revenues	2,446	2,407	2,159	9,501	8,711
Cost of sales	1,516	1,512	1,317	5,950	5,374
Gross profit	930	895	842	3,551	3,337
Net profit	533	524	498	2,052	2,013
Earnings per Equity Share #
Basic	0.23	0.23	0.22	0.90	0.88
Diluted	0.23	0.23	0.22	0.90	0.88
Total assets	11,378	10,771	10,615	11,378	10,615
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,946	4,523	4,999	4,946	4,999

#	adjusted for bonus issues wherever applicable

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is April 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2016, prepared in compliance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

( in crore)

Particulars	Quarter ending March 31,	Year ending March 31,	Quarter ending March 31,
	2016	2016	2015
Revenues	16,550	62,441	13,411
Net profit	3,597	13,491	3,097
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	572
Share premium, retained earnings and other components of equity	60,635	60,635	54,191
Earnings per share (par value 5/- each) #
Basic	15.74	59.03	13.55
Diluted	15.74	59.02	13.55

#	adjusted for bonus issues wherever applicable

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2016 have been taken on record by the Board of Directors at its meeting held on April 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	i)	The shareholders of the company have approved, through postal ballot, the reappointment of Prof. Jeffrey S. Lehman with effect from April 14, 2016 to April 13, 2018.
	ii)	The shareholders of the company have approved, through postal ballot, the appointment of Dr. Punita Kumar- Sinha up to January 13, 2021.

3.	Vide postal ballot, the shareholders of the company have approved the reappointment and remuneration of Dr. Vishal Sikka, CEO and Managing Director with effect from April 1, 2016 to March 31, 2021.

4.	The Board of Directors recommended a final dividend of 14.25 per equity share for the financial year ended March 31, 2016. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, being held on June 18, 2016. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 11, 2016.

5.	Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares ( this includes 1,12,23,576 equity shares which are currently held by Infosys Limited Employees Welfare Trust towards the 2011 RSU Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

6.	Audited financial results of Infosys Limited (Standalone Information)

  (in crore)

Particulars	Quarter ending March 31,	Year ending March 31,	Quarter ending March 31,
	2016	2016	2015
Revenues	14,158	53,983	11,926
Profit before exceptional item and tax	4,712	17,657	4,170
Profit on transfer of business*	–	3,036	–
Profit before tax	4,712	20,693	4,170
Profit for the period	3,399	15,786	3,024

*	Exceptional item pertains to profit on transfer of business to EdgeVerve Systems Limited, a wholly owned subsidiary.

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is April 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and year ended March 31, 2016.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Income from software services and products	14,158	13,562	11,926	53,983	47,300
Expenses:
Employee benefit expenses	7,300	7,103	6,183	28,206	25,115
Deferred consideration pertaining to acquisition	–	18	51	110	219
Cost of technical sub-contractors	1,191	1,226	836	4,417	2,909
Travel expenses	438	360	325	1,655	1,360
Cost of software packages and others	223	200	223	1,049	979
Communication expenses	79	73	90	311	384
Consultancy and professional charges	155	153	148	563	396
Depreciation and amortization expense	315	275	241	1,115	913
Other expenses	523	515	550	1,909	1,976
Total expenses	10,224	9,923	8,647	39,335	34,251
Profit from operations before other income	3,934	3,639	3,279	14,648	13,049
Other income	778	737	891	3,009	3,337
Profit before exceptional item and tax	4,712	4,376	4,170	17,657	16,386
Profit on transfer of business (1)	–	–	–	3,036	412
Profit before tax	4,712	4,376	4,170	20,693	16,798
Tax expense	1,313	1,193	1,146	4,907	4,634
Net Profit for the period	3,399	3,183	3,024	15,786	12,164
Paid-up equity share capital (par value 5/- each fully paid)	1,148	1,148	574	1,148	574
Reserves and surplus	56,009	47,494	47,494	56,009	47,494
Earnings per share (par value 5/- each) (2)
Before exceptional item
Basic	14.80	13.86	13.16	55.51	51.17
Diluted	14.80	13.86	13.16	55.51	51.17
After exceptional item
Basic	14.80	13.86	13.16	68.73	52.96
Diluted	14.80	13.86	13.16	68.73	52.96

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve, a wholly owned subsidiary.
(2)	adjusted for bonus issues wherever applicable

1.	The audited financial statements for the quarter and year ended March 31, 2016 have been taken on record by the Board of Directors at its meeting held on April 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited standalone financial statements.

2.	i)	The shareholders of the company have approved, through postal ballot, the reappointment of Prof. Jeffrey S. Lehman with effect from April 14, 2016 to April 13, 2018.
	ii)	The shareholders of the company have approved, through postal ballot, the appointment of Dr. Punita Kumar- Sinha up to January 13, 2021.

3.	Vide postal ballot, the shareholders of the company have approved the reappointment and remuneration of Dr. Vishal Sikka, CEO and Managing Director with effect from April 1, 2016 to March 31, 2021.

4.	Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce,offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are currently held by Infosys Limited Employees Welfare Trust towards the 2011 RSU Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

5.	Information on dividends for the quarter and year ended March 31, 2016

An interim dividend of 10/- ( par value 5/- each) per equity share was declared on October 12, 2015 and paid on October 21, 2015. The interim dividend declared in the previous year was 30/- (not adjusted for bonus issues) per equity share. The Board of Directors recommended a final dividend of 14.25 per equity share for the financial year ended March 31, 2016. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, being held on June 18, 2016. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 11, 2016.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	10.00	30.00(1)
Final dividend	14.25	–	29.50(2)	14.25	29.50(2)

(1)	not adjusted for bonus issues on December 3, 2014 and June 17, 2015
(2)	not adjusted for bonus issue on June 17, 2015

6.	Statement of assets and liabilities (Standalone – Audited)

(in crore)

Particulars	As at
	March 31, 2016	March 31, 2015
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	1,148	574
Reserves and surplus	56,009	47,494
Sub-total-Shareholders' funds	57,157	48,068
Non-current liabilities
Deferred tax liabilities (net)	–	–
Other long-term liabilities	73	30
Sub-total Non-current liabilities	73	30
Current liabilities
Trade payables	623	124
Other current liabilities	6,105	5,546
Short-term provisions	8,809	8,045
Sub-total Current liabilities	15,537	13,715
TOTAL - EQUITY AND LIABILITIES	72,767	61,813
ASSETS
Non-current assets
Fixed assets	9,182	8,116
Non-current investments	11,111	6,108
Deferred tax assets (net)	405	433
Long-term loans and advances	5,970	4,378
Other non-current assets	2	26
Sub-total Non-current assets	26,670	19,061
Current assets
Current investments	2	749
Trade receivables	9,798	8,627
Cash and cash equivalents	29,176	27,722
Short-term loans and advances	7,121	5,654
Sub-total Current assets	46,097	42,752
TOTAL - ASSETS	72,767	61,813

The above disclosure is in compliance with Regulation 33(3)(f) read with Annexure IX of circular CIR/CFD/CMD/15/2015 dated November 30, 2015 issued by SEBI in this regard. The disclosure is an extract of the audited Standalone Balance Sheet of Infosys Limited as at March 31, 2016.

The Central Government in consultation with National Advisory Committee on Accounting Standards has amended Companies (Accounting Standards) Rules, 2006 (‘principal rules’), vide notification issued by Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the proposed final dividend mentioned above in note 5 will not be recorded as a liability as at March 31, 2016. (Refer Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply for the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded 3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

7.	Segment reporting (Standalone – Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2016	2015	2015	2016	2015
Revenue by industry segment
Financial Services and Insurance (FSI)	4,552	4,468	4,126	17,791	16,175
Manufacturing and Hi - Tech (MFG & Hi-Tech)	3,127	2,990	2,634	12,087	10,230
Energy & utilities, Communication and Services (ECS)	3,030	2,803	2,377	10,997	9,756
Retail, Consumer Packaged Goods and Logistics (RCL)	2,525	2,379	2,097	9,501	8,369
Life Sciences and Healthcare (LSH)	924	922	692	3,607	2,770
Total	14,158	13,562	11,926	53,983	47,300
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	14,158	13,562	11,926	53,983	47,300
Segment profit before tax and depreciation
Financial Services and Insurance (FSI)	1,265	1,251	1,268	5,068	4,905
Manufacturing and Hi - Tech (MFG & Hi-Tech)	923	870	695	3,424	2,798
Energy & utilities, Communication and Services (ECS)	1,010	847	733	3,425	2,920
Retail, Consumer Packaged Goods and Logistics (RCL)	762	715	656	2,835	2,620
Life Sciences and Healthcare (LSH)	289	231	172	1,011	723
Total	4,249	3,914	3,524	15,763	13,966
Less: Other unallocable expenditure	315	275	245	1,115	917
Add: Unallocable other income	778	737	891	3,009	3,337
Profit before exceptional item and tax	4,712	4,376	4,170	17,657	16,386
Exceptional item(1)	–	–	–	3,036	412
Profit before tax	4,712	4,376	4,170	20,693	16,798

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve, a wholly owned subsidiary.

Notes on segment information:

Primary segments

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Revenues represented along industries served constitute the primary basis of the segmental information set out above. During the year ended March 31, 2016, the Company reorganized its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. However the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-Tech.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
April 15, 2016	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is April 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.